ORION HEALTHCORP, INC.
1805 Old Alabama Road, Suite 350
Roswell, GA 30076
November 9, 2006
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Orion HealthCorp, Inc.
Proxy Statement on Schedule 14A
Filed September 11, 2006
File No. 1-16587
Ladies and Gentlemen:
     Orion HealthCorp, Inc., a Delaware corporation (the “Company"), hereby submits in electronic form for filing the accompanying definitive Proxy Statement on Schedule 14A (the “Proxy Statement") of the Company reflecting changes from the Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission (the “Commission") on September 11, 2006, revised on September 14, 2006 and previously amended on October 18, 2006.
     The attached Proxy Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff") in a letter from Jeffrey Riedler, dated November 1, 2006 (the “Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter.
     The Company’s responses to the Staff’s comments are as follows:
Schedule 14A
Proposal IV
1.	In your response to prior comment 8, you state that no participant in board discussions expressed any reservations regarding the contemplated transactions. Please include a statement to this effect in the disclosure.

Response: As requested, we have added that statement to the disclosure on page 29 of the Proxy Statement.

Securities and Exchange Commission
November 9, 2006

Opinion of financial advisor, p. 35
2.	You have indicated that the 20.5% discount rate was based upon VRC’s judgment and experience. Please expand this disclosure to explain why a spread above the combined note and warrant rate was necessary. Describe the factors considered in determining the amount of the spread.

Response: As requested, we have added responsive disclosure on pages 35-36 of the Proxy Statement.

3.	Similarly, you have indicated that, “To account for differences between us and certain publicly traded companies and companies that have been acquired in recent change of control transactions, Valuation Research Corporation, based on its professional judgment and experience, selected EV/LTM, EV/CFY and EV/NFY multiples that were lower than the median and mean multiples observed for certain publicly traded companies and companies that have been acquired in recent change of control transactions to reflect the inherent differences in companies.” Please expand this discussion to describe the differences between you and the publicly traded companies identified by VRC when deciding to use a lower multiple. Also describe the reasons identified by VRC for using a multiple lower than those of prior transactions.

Response: As requested, we have added responsive disclosure on page 38 of the Proxy Statement.

4.	Finally, with regard to the 16%-18% discount rate, you state that, “The range of discount rates are based upon a range of implied weighted-average costs of capital observed with comparable publicly traded companies, certain published studies with respect to required rates of return, and Valuation Research Corporation’s professional judgment and experience.” Please disclose the studies that were relied upon in reaching these figures and briefly summarize the information in the studies that support the discount rate. Also explain the other factors that VRC considered when reaching its judgment.

Response: As requested, we have added responsive disclosure on page 39 of the Proxy Statement.
Annex J — Historical Financial Statements of Orion HealthCorp, Inc..., page J-i
Notes to Consolidated Financial Statements, page J-6
Note 5 Earnings per Share. page J-21,
5.	We note your response to comment 27 and your revised disclosures. As contemplated in that comment, please tell us how excluding the Class B and Class C common stock from your calculation of basic EPS complies with EITF 03-6. In so doing, please be sure to address Issue 5 and clarify whether the Class B and Class C common stock is, based on its contractual terms, obligated to share in the losses of the company on a basis that is objectively determinable. In addition, as your response referenced the if-converted

Securities and Exchange Commission
November 9, 2006

method, please ensure you address Issue 7 and the applicability of the two-class method.

Response: With respect to the decision to exclude our Class B Common Stock and Class C Common Stock from our calculation of basic EPS, we reviewed EITF 03-6, with particular attention to Issues 5 and 7 within EITF 03-6, in addition to our previously discussed review of paragraph 4 of SFAS 129 and SFAS 128.

Issue 5 of EITF 03-6 states, in part, “that a convertible participating security should be included in the computation of basic EPS in periods of net loss if, based on its contractual terms, the convertible participating security has the contractual obligation to share in the losses of the issuing entity on a basis that is objectively determinable.” Further, the Task Force agreed “that the basis for the consensus reached in Issue 4 (which addresses the determination of whether or not a non-convertible security is considered participating for the purposes of calculating basic EPS) would also apply to the inclusion of convertible participating securities in basic EPS, irrespective of the differences that may exist between convertible and nonconvertible securities. That is, an entity should not automatically exclude a convertible participating security from the computation of basic EPS if an entity has a net loss from continuing operations.”

Following are the criteria provided in Issue 4 as to what constitutes “a contractual obligation of the holder to share in the losses of the issuing entity,” either of which must be present in order to determine whether the holder of a participating security would have a contractual obligation to share in the losses of the issuing entity, as well as our analysis regarding whether our Class B Common Stock and Class C Common Stock satisfy one or more of the conditions:
(a)	The holder is obligated to fund the losses of the issuing entity (that is, the holder is obligated to transfer assets to the issuer in excess of the holder’s initial investment in the participating security without any corresponding increase in the holder’s investment interest).

Holders of either our Class B Common Stock or our Class C Common Stock do not have any obligation to fund the Company’s losses by transferring assets to the Company in excess of the holder’s initial investment in our Class B Common Stock or Class C Common Stock without any corresponding increase in the holder’s investment interest.

(b)	The contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuing entity.

Neither the contractual principal nor the mandatory redemption of our Class B Common Stock and Class C Common Stock is reduced as a result of losses incurred by the Company.
Paragraph 60(a) of SFAS 128 provides the following description of participating securities with respect to the calculation and disclosure of EPS: “Securities that may participate in dividends with common stocks according to a predetermined formula (for

Securities and Exchange Commission
November 9, 2006

example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share).” Based on the guidance in Paragraph 60(a) of SFAS 128, our Class B Common Stock and Class C Common Stock are participating securities and would be included in our calculation of basic EPS. However, as a result of the above analysis, our Class B Common Stock and Class C Common Stock are not participating securities pursuant to the criteria set forth in Issue 5 (and, by reference, Issue 4) of EITF 03-6. As such, we have not included our Class B Common Stock and Class C Common Stock in our calculation of basic EPS.

In our response to previous comment 27, we noted that, because of losses from continuing operations incurred for the years ended December 31, 2005 and 2004, the effect of the “if-converted method” for both our Class B Common Stock and Class C Common Stock would be anti-dilutive for those reporting periods. Based on our further review of EITF 03-6 and, in particular, Issue 7, we concur that, were our Class B Common Stock and Class C Common Stock determined to be participating securities under the criteria set forth in Issue 5 (and, by reference, Issue 4) of EITF 03-6, they would be included in the computation of basic EPS using the “two-class method,” not the “if-converted method” as previously discussed.
Note 13. Discontinued Operations, page J-31
6.	We note your response to comment 28. However, since the impairment of intangible assets would appear to be part of the results of operations for the components of the company now reported in discontinued operations, paragraphs 42 and 43 of SFAS 144 would appear require the impairment to also be reported in discontinued operations. As such, please revise your presentation accordingly. Otherwise, please clarify how paragraphs 42 and 43 of SFAS 144 do not apply to or permit your current presentation.

Response: As requested, with respect to the disclosures contemplated by paragraphs 42 and 43 of SFAS 144, we have revised the presentation of our financial statements. Specifically, we reclassified the ‘charge for impairment of intangible assets’ from continuing operations to discontinued operations in our consolidated statements of operations and statements of cash flows for the periods ended December 31, 2004 and 2005 as well as the three-month and six-month periods ended June 30, 2005. In addition to the numerical reclassifications, we also revised the disclosure in the management’s discussion and analysis section of the Proxy Statement and the notes to the financial statements in Annexes J and K of the Proxy Statement.

Following are the specific pages that were revised to reflect the impact of the reclassification:
•	Pages 60, 62, 65, 68-71, 75, and 78-81 of the Management’s Discussion and Analysis section of the Proxy Statement;

Securities and Exchange Commission
November 9, 2006

•	Pages J-3, J-5, J-19 (Note 4. Goodwill and Intangible Assets), J-31 (Note 12. Segment Reporting), J-35 through J-38 (Note 13. Discontinued Operations), and J-44 (Note 19. Restatement of Financial Statements) of Annex J in the Proxy Statement; and

•	Pages K-2 through K-5, K-15 (Note 5. Segment Reporting), K-17 (Note 6. Goodwill and Intangible Assets), K-23 through K-26 (Note 9. Discontinued Operations), and K-29 (Note 13. Restatement of Financial Statements) of Annex K in the Proxy Statement.
We have also determined that, as a result of the aforementioned reclassification of the ‘charge for impairment of intangible assets’ in our financial statements, we will amend our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and our Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2006. We intend to file the amended reports and Current Report on Form 8-K under Item 4.02 prior to the filing of the definitive Proxy Statement.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     You may contact the undersigned at (678) 832-1832 or our outside counsel, Douglas Haas at (216) 363-4602.

Sincerely,

/s/	Stephen H. Murdock

Stephen H. Murdock Chief Financial Officer